                         -------------------------
                               OMB APPROVAL
                         -------------------------
                         OMB Number: 3235-0145
                         Expires: October 31, 2002
                         Estimated average burden
                         hours per response...14.9
                         -------------------------


                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                     Brookfield Properties Corporation
--------------------------------------------------------------------------------
                             (Name of Issuer)

                         Common Shares, No Par Value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                112900 10 5
                     ----------------------------------
                              (CUSIP Number)

                              Initial Report
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /x/ Rule 13d-1(d)

____________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

Sec 1745 (6/01)

CUSIP No. 112900 10 5                  13G                    PAGE 2 OF 4 PAGES

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Brascan Corporation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /

            Not applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

            Ontario, Canada
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       78,088,013
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    78,088,013
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

         78,088,013
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row 9

         48.3%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

         CO
-------------------------------------------------------------------------------

ITEM 1.

    (a)   NAME OF ISSUER

          The name of the issuer is Brookfield Properties Corporation (the "Company").

    (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          The principal executive offices of the Company are located at 181 Bay Street, Suite 4300,
          Toronto, Ontario
          M5J 2T3

ITEM 2.

    (a)   NAME OF PERSON FILING

          This statement is being filed by Brascan Corporation ("Brascan").

    (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

          The address of the principal business office of the reporting person is
          181 Bay Street, Suite 4400,
          Toronto, Ontario
          M5J 2T3

    (c)   CITIZENSHIP

          Ontario, Canada.

    (d)   TITLE OF CLASS OF SECURITIES

          The securities to which this statement relates are the common shares, no par value (the "Common Shares"), of the Company.

    (e)   CUSIP NUMBER

          The CUSIP number of the Common Shares is 112900 10 5.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP

    (a) As of November 15, 2001 Brascan beneficially owned 78,088,013 Common Shares, including Common Shares owned through wholly owned subsidiaries.

    (b) The Common Shares owned beneficially by Brascan represented approximately 48.3% of the issued and outstanding Common Shares as of November 15, 2001.(1)

    (c) As of November 15, 2001, Brascan had the sole power to vote or to direct the voting of the Common Shares and had the sole power to dispose of or to direct the disposition of the Common Shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

(1) Brascan beneficially owned 78,088,013 Common Shares as of December 31, 2000, representing 49.2% of the outstanding Common Shares as of such date. The decrease in the percentage of outstanding Common Shares beneficially owned by Brascan from December 31, 2000 to November 15, 2001 is the result of the issue of Common Shares by the Company on the conversion of outstanding debentures and the exercise of warrants, and the purchase of Common Shares by the Company as part of a share repurchase program, which had the net effect of increasing the total number of outstanding Common Shares.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

As of November 22, 2001                BRASCAN CORPORATION


                                       By: /s/ Alan V. Dean
                                           -----------------------------------
                                           Name:  Alan V. Dean
                                           Title:  Senior Vice President and
                                           Secretary